May 23, 2023

VIA EDGAR

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michael Killoy and Perry Hindin

Re:	Ault Alliance, Inc. Amendment No. to Schedule TO-I Filed May 19, 2023 File No. 005-50273

Ladies and Gentleman:

We acknowledge receipt of the verbal comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on May 22, 2023 (the “Staff Comment”), with regard to the above-referenced Amendment No. 6 to Schedule TO-I (“Amendment No. 6”). We have reviewed the Staff Comment with our client, Ault Alliance, Inc., a Delaware corporation (the “Company”), and provide the following response on its behalf. For ease of reference, the Staff Comment is reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Second Amended and Restated Offer to Exchange filed by the Company on May 4, 2023 (the “Offer to Exchange”).

1.	Please provide a detailed description of the logistical issue which caused the Company to terminate the Offer.

Response: On May 18, 2023, after announcing the extension of the Offer, the Exchange Agent and Information Agent received notice from the Depositary Trust Company (“DTC”) that the DTC viewed the Company’s 300 for one reverse stock split as a change in the Offer that disallowed an extension due to its effect on the Company’s CUSIP number. The DTC informed the Exchange Agent, Information Agent and the Company that as the Offer was launched using the pre-reverse stock split CUSIP number for the Common Stock, the DTC would be unable to retain or accept additional shares of Common Stock after the extension with the post-reverse stock split CUSIP number, unless a new exchange offer was commenced.

The DTC informed the Company that it could take one of the following courses of action outlined below. The DTC also informed the Company that it required a decision by the close of business on May 18, 2023 or it would negatively affect both the Offer and the Company’s reverse stock split. The DTC indicated that the Company could:

May 23, 2023

(1) terminate the Offer and launch a new Offer under the post-reverse stock split CUSIP number (and all previously tendered shares of Common Stock would need to be re-tendered in the new exchange offer);

(2) terminate the Offer;

(3) accept the shares of Common Stock that were tendered prior to the extension on a pre-reverse split basis and close the Offer, while launching a new exchange offer for the remainder under the new CUSIP number; or

(4) accept the shares tendered prior to the reverse stock split and not conduct a new exchange offer.

The Company’s obligation to exchange shares pursuant to the Offer was subject to several conditions, including, a condition that specified that: (1) there shall not have occurred or be likely to occur any event that could reasonably be expected to materially adversely affect the settlement of the Offer; and (2) there shall have been validly tendered and not withdrawn at least 100,000,000 shares of Common Stock.

The DTC’s inability to accept shares tendered on post-reverse split basis materially affected the Company’s ability to settle the Offer as the DTC would not accept Common Stock with the post-split CUSIP number after the extension date, unless the Company launched a new offer. In addition, only 29,623,948 shares of Common Stock were tendered in the Offer prior to its extension. With the DTC’s inability to accept shares on a post-reverse split this meant that the 100,000,000 minimum share closing condition was not satisfied at the Expiration Date and could not be satisfied upon extension. Based on the foregoing the Company determined that options (3) and (4) were not acceptable as the Company would not be able to meet its minimum share requirement. The Company determined that option (1) was also unacceptable because it meant terminating the Offer and relaunching it, which provided no guarantee that the shares would be tendered again in a new offering. Given these facts, the Company terminated the Offer due to the failure to satisfy the above stated closing conditions.

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May 23, 2023

Should any member of the Staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of Amendment No. 6, please do not hesitate to contact me at (212) 451-2252.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Claudia Dubón, Esq. Henry Nisser, President and General Counsel